                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 2)*

                        PARACELSUS HEALTHCARE CORPORATION
                                (Name of Issuer)

                          Common Stock, No Stated Value
                          -----------------------------
                         (Title of Class of Securities)

                                     15850B
                                     ------
                                 (CUSIP Number)

                          Dr. Heiner Meyer zu Losebeck
                               Park-Hospital GmbH
                                  Sedanstr. 109
                                D-49076 Osnabruck
                           Federal Republic of Germany
                               011-49-541-669-2110
                               -------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                September 2, 1999
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

                                    Copy to:

                              Wilfried E. Witthuhn
                                 King & Spalding
                           1185 Avenue of the Americas
                            New York, New York 10036
                                 (212) 556-2100

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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                                  SCHEDULE 13D




CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Park-Hospital GmbH

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Federal Republic of Germany

NUMBER OF         7.       SOLE VOTING POWER
SHARES                        0
BENEFICIALLY      8.       SHARED VOTING POWER
OWNED BY                      19,906,742
EACH              9.       SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                              19,906,742


11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,906,742

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.52%

14.      TYPE OF REPORTING PERSON*
         CO

                                  SCHEDULE 13D



CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Paracelsus-Kliniken-Deutschland GmbH

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]


6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Federal Republic of Germany

NUMBER OF         7.       SOLE VOTING POWER
SHARES                          0
BENEFICIALLY      8.       SHARED VOTING POWER
OWNED BY                        19,906,742
EACH              9.       SOLE DISPOSITIVE POWER
REPORTING                       0
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                                   19,906,742

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,906,742

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.52%

14.      TYPE OF REPORTING PERSON*
         HC

                                  SCHEDULE 13D



CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Dr. Heiner Meyer zu Losebeck

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Federal Republic of Germany

NUMBER OF         7.       SOLE VOTING POWER
SHARES                        0
BENEFICIALLY      8.       SHARED VOTING POWER
OWNED BY                      19,906,742
EACH              9.       SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                              19,906,742

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,906,742

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.52%

14.      TYPE OF REPORTING PERSON*
         OO

                                  SCHEDULE 13D



CUSIP No. 15850 B

1.       NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Mr. Peter Frommhold

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [  ]
                                                                (b) [  ]

3.       SEC USE ONLY


4.       SOURCE OF FUNDS*


5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e)                             [  ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         Federal Republic of Germany

NUMBER OF         7.       SOLE VOTING POWER
SHARES                       0
BENEFICIALLY      8.       SHARED VOTING POWER
OWNED BY                      19,906,742
EACH              9.       SOLE DISPOSITIVE POWER
REPORTING                     0
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                              19,906,742

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         19,906,742

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                    [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         34.52%

14.      TYPE OF REPORTING PERSON*
         OO

Item 5. Interest in Securities of the Issuer.


         (a) As of the date hereof, Park, PKD and each Co-executor (collectively, the "Reporting Persons") are deemed to beneficially own 19,906,742 shares of Common Stock of Paracelsus, representing 34.52% of the total outstanding shares of Common Stock of Paracelsus.

         (b) Park, a wholly-owned subsidiary of PKD, is deemed to be the direct beneficial owner of the shares. PKD may be deemed to beneficially own the shares of Common Stock of Paracelsus owned by Park. The Co-executors, as co-executors of the estate of Professor Krukemeyer, and the managing directors of Park and PKD, share indirect voting and investment power over the shares of Common Stock of Paracelsus owned by Park and may be deemed to beneficially own such shares. The Co-executors, PKD and Park share voting and dispositive power with respect to all of the shares of Common Stock of Paracelsus owned by Park.

         (c) On September 2, 1999, Park, as the majority shareholder in Paracelsus, transferred an aggregate of 9,865,000 shares of Common Stock of Paracelsus owned by it to the class members and to certain former shareholders of Champion Healthcare Corporation (the "Champion Shareholders"), in connection with the global settlement of the putative class and derivative actions (the "Shareholder Litigation") arising out of or relating to the merger of Paracelsus with Champion Healthcare Corporation ("Champion") in August 1996 and two related public offerings, and pursuant to the terms of: (i) a Settlement Agreement, dated as of March 24, 1999, by and among the Champion Shareholders, Park, Dr. Krukemeyer and Paracelsus, (ii) a Stipulation of Settlement, dated May 11, 1999, by and among plaintiffs, individually and as representatives of the Class, as defined, Paracelsus, Manfred G. Krukemeyer, R.J. Messenger, James T. Rush, Charles R. Miller, James G. VanDevender, the Champion Shareholders, Park, Donaldson Lufkin & Jenrette Securities Corporation, Bear Stearns & Co., Inc., Smith Barney, Inc., and ABN AMRO Chicago Corporation in connection with the litigation captioned IN RE PARACELSUS CORP. SECURITIES LITIGATION, Master File No. H-96-3464 (EW) filed with the United States District Court for the Southern District of Texas, and (iii) a Settlement Agreement, dated March 17, 1999, by and between James G. Caven and Robert Orovitz, derivatively on behalf of Champion and double derivatively on behalf of Paracelsus; Paracelsus, the Champion Shareholders, Park; Donaldson Lufkin & Jenrette Securities Corporation, Bears Stearns & Co., Smith Barney, Inc., and ABN AMRO Chicago Corporation, Manfred Georg Krukemeyer, Charles R. Miller, James G. VanDevender, Ronald R. Patterson, R.J. Messenger, James T. Rush, Robert C. Joyner, Michael D. Hofmann, Christian A. Lange, and Scott K. Barton.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         In connection with the settlement of the Shareholder Litigation, Park and the Company entered into a Shareholder Agreement, dated as of March 19, 1999 (the "1999 Shareholder Agreement"). Upon the effectiveness of the 1999 Shareholder Agreement, the Shareholder Agreement terminated. The principal terms of the 1999 Shareholder Agreement are as follows:

         Board Representation. The 1999 Shareholder Agreement provides that Park has the right to designate up to three persons for nomination to the Board of Directors of Paracelsus (the "Paracelsus Board"), one of whom shall be designated as a Class I director, one of whom shall be designated as a Class II director and one of whom shall be designated as a Class III director; provided, however, that if Park, together with its affiliates and associates, shall cease to own at least: (i) 20% of the total voting



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
power of Paracelsus, Park shall only be entitled to designate up to two persons for nomination to the Paracelsus Board, (ii) 10% of the total voting power of Paracelsus, Park shall only be entitled to designate up to one person for nomination to the Paracelsus Board, and (iii) 5% of the total voting power of Paracelsus, Park shall not be entitled to designate any persons for nomination to the Paracelsus Board.

         Limitations on Transfers of Voting Securities. The 1999 Shareholder Agreement contains certain transfer restrictions that prohibit Park, for a period of two years from the date of the 1999 Shareholder Agreement, from consummating any direct or indirect sale, transfer, assignment, pledge, hypothecation, mortgage or other disposition, including those by operation or succession of law, merger or otherwise, or any encumbrance (other than encumbrances arising by operation of law) (a "Transfer"), or suffering or permitting any of its affiliates or associates to Transfer, in any single transaction or group of related transactions, any voting securities of Paracelsus, except for certain Transfers, as set forth in the 1999 Shareholder Agreement.

         Right of First Offer. The 1999 Shareholder Agreement provides that Paracelsus will not enter into or recommend any Acquisition Proposal that has been approved and recommended by a majority of the Paracelsus Board, with at least one of such majority being an independent director (an "Approved Acquisition Proposal") without first notifying Park in writing (a "Proposal Notice") and providing Park (including its affiliates) the opportunity to consummate an Acquisition Proposal on terms substantially equivalent to and, if the Approved Acquisition Proposal is a cash offer, at a cash price or, if the Approved Acquisition Proposal includes non-cash consideration, at a price (in either case, the "Offer Price") equal to the sum of the amount of any cash plus the fair market value of any other consideration offered in such prospective Approved Acquisition Proposal, as the same may be amended or modified from time to time (a "Shareholder Proposal").

         Agreement to Sell Voting Securities. Subject to the rights of Park to propose, negotiate and consummate a Shareholder Proposal in accordance with the provisions of the 1999 Shareholder Agreement, Park has agreed that it will, and will cause any affiliates or associates of Park to, sell in, tender into and vote in favor of, as the case may be, any Approved Acquisition Proposal and any Shareholder Proposal approved by the Paracelsus Board in accordance with the provisions of the 1999 Shareholder Agreement, all voting securities of Paracelsus beneficially owned by Park or any affiliate or associate of Park. The foregoing obligation to vote and sell voting securities of Paracelsus will not be binding upon any permitted transferees of Park so long as, if Park continues to be subject to the 1999 Shareholder Agreement, such permitted transferee is not an affiliate or associate of Park.

         Registration Rights. The 1999 Shareholder Agreement provides that Park shall have the right, at any time during the period commencing on the date which is one year after the effective date of the 1999 Shareholder Agreement (September 2, 2000) and ending on the date which Park ceases to beneficially own, together with all of its affiliates and associates, at least 10% of the outstanding Common Stock of Paracelsus, to request that Paracelsus register under the Securities Act of 1933, as amended (the "Act"), all or a portion of the Common Stock of Paracelsus held by Park (the "Registration Shares") for sale in the manner specified in such request (the "Demand Registration"). Paracelsus is not required to effect more than two such registrations. In addition, if Paracelsus at any time proposes to register any of its Common Stock (other than pursuant to a Demand Registration) or other equity securities under the Act for sale to the public for its own account or for the account of other shareholders or both (except with respect to registration statements on Form S-4 or S-8 or another form not available for registering the Registration Shares for sale to the public), Paracelsus will give notice to Park of its intention to effect such registration. Upon the request of Park to register any of the Registration Shares, Paracelsus will use its reasonable efforts to cause the Registration Shares as to which registration shall have been so requested to be included in the securities to be covered by the registration statement proposed to be filed by Paracelsus.

         Termination. The 1999 Shareholder Agreement shall terminate automatically without any action by any party upon the earliest to occur of (i) Park, together with all of its affiliates and associates, ceasing to beneficially own at least 5% of the total voting power of Paracelsus and (ii) Park, together with all of its affiliates and associates, beneficially owning at least 90% of the total voting power of Paracelsus.

         The discussion herein of the 1999 Shareholder Agreement is subject to and qualified in its entirety by reference to such agreement, a form of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

         In addition to the 1999 Shareholder Agreement, Park is the holder of a $7.2 million 6.51% subordinated promissory note of Paracelsus. The note provides for payments of principal and interest in an aggregate annual amount of $1.0 million over a term of 10 years. Park previously waived its right to receive principal payments under the note until all obligations of the Paracelsus under its credit agreement have been satisfied. In connection with the settlement of the Shareholder Litigation, Paracelsus agreed that commencing with the annual payment due in August 2000, it will recommence payment of principal in accordance with the note's stated terms and will use its reasonable best efforts to seek approval from its lenders to repay principal amounts under the note that are in arrears. In addition, Paracelsus has agreed to prepay the outstanding balance of the note in certain circumstances.

         Except as described above, the Reporting Persons do not have any contracts, arrangements, understandings or relationships with respect to any securities of Paracelsus.


Item 7. Material to be Filed as Exhibits.

        The documents listed below are filed as exhibits to this Schedule 13D:


         Exhibit E         Amended and Restated Joint Filing Agreement between
                           the Reporting Persons, dated December 8, 1999.

         Exhibit F         Shareholder Agreement, dated March 19, 1999,
                           between Park and Paracelsus (Incorporated by Reference to Exhibit 10.78 of Issuer's Quarterly
                           Report on Form 10-Q for the Quarterly Period ended
                           June 30, 1999).

         Exhibit G         Settlement Agreement, dated March 24, 1999, by and
                           among the Champion Shareholders, Park, Professor
                           Krukemeyer and Paracelsus (Incorporated by Reference to Exhibit 10.79 of Issuer's Quarterly Report on Form
                           10-Q for the Quarterly Period ended June 30, 1999).

         Exhibit H         Stipulation of Settlement, dated May 11, 1999, by and
                           among plaintiffs, individually and as representatives of the Class, as defined, Paracelsus, Manfred G.
                           Krukemeyer, R.J. Messenger, James T. Rush, Charles R.
                           Miller, James G. VanDevender, the Champion
                           Shareholders, Park, Donaldson Lufkin & Jenrette
                           Securities Corporation, Bear Stearns & Co., Inc.,
                           Smith Barney, Inc., and ABN AMRO Chicago Corporation in connection with the litigation captioned IN RE
                           PARACELSUS CORP. SECURITIES LITIGATION, Master File
                           No. H-96-3464 (EW) filed with the United States
                           District Court for the Southern District of Texas
                           (Incorporated by Reference to Exhibit 10.80 of
                           Issuer's Quarterly Report on Form 10-Q for the
                           Quarterly Period ended June 30, 1999).


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


         Exhibit I Settlement Agreement, dated March 17, 1999, by and between James G. Caven and Robert Orovitz, derivatively on behalf of Champion and double derivatively on behalf of Paracelsus, Paracelsus, the Champion Shareholders, Park, Donaldson Lufkin & Jenrette Securities Corporation, Bears Stearns & Co., Smith Barney, Inc., and ABN AMRO Chicago Corporation, Manfred Georg Krukemeyer, Charles R. Miller, James G. VanDevender, Ronald R. Patterson, R.J. Messenger, James T. Rush, Robert C. Joyner, Michael D. Hofmann, Christian A. Lange, and Scott K. Barton (Incorporated by Reference to Exhibit 10.81 of Issuer's Quarterly Report on Form 10-Q for the Quarterly Period ended June 30, 1999).



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


                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to each signatory's best knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.



                           PARK-HOSPITAL GmbH


                           By: /s/ Armin Sulberg
                              ---------------------------------
                               Armin Sulberg


                           PARACELSUS-KLINIKEN-DEUTSCHLAND GmbH


                           By: /s/ Armin Sulberg
                              ------------------------------------
                               Armin Sulberg



                            /s/ Dr. Heiner Meyer zu Losebeck
                            --------------------------------------
                            Dr. Heiner Meyer zu Losebeck, signing
                            solely as a co-executor of the estate
                            of Professor Dr. Hartmut Krukemeyer


                            /s/ Peter Frommhold
                            --------------------------------------
                            Peter Frommhold, signing solely as a
                            co-executor of the estate of Professor
                            Dr. Hartmut Krukemeyer




Dated: December 8, 1999